Exhibit 99.1

Disclosure of an inside information acc. to Article 17 MAR of the Regulation (EU) No 596/2014

Ad hoc: Evotec SE and Sandoz AG planning potential sale of Just – Evotec Biologics Toulouse site

Hamburg, Germany – Evotec SE (Frankfurt Stock Exchange: EVT, MDAX/TecDAX, Prime Standard, ISIN: DE 000 566480 9, WKN 566480; NASDAQ: EVO) announces the signing of a non-binding agreement with Sandoz AG (SIX:SDZ/OTCQX:SDZNY) regarding the potential sale of Just – Evotec Biologics EU in Toulouse, France, for a consideration of about US$ 300 m in cash. In addition, the planned transaction terms include further technology related consideration, future development revenues, milestones and product royalties.

Under the proposed terms of the transaction, Sandoz would assume full ownership of the Just – Evotec Biologics Toulouse site, while Evotec would retain short-, mid-, and long-term economic upside through revenue, milestones and royalty optionality.

The planned deal would immediately improve Evotec’s revenue mix, profit margins, and capital efficiency. Closing of the planned transaction remains subject to the completion of the relevant information and consultation processes with its employees and their representatives, final contractual agreements and to meeting regulatory requirements.

– End of the ad hoc release –

Contact: Volker Braun, EVP Head of Global Investor Relations & ESG, Evotec SE, Manfred Eigen Campus, Essener Bogen 7, 22419 Hamburg, Germany, Phone: +49 (0) 151 1940 5058 (m), volker.braun@evotec.com